February 17, 2009

Ms. Cicely LaMothe
Branch Chief
Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:                      Raymond James Financial, Inc. (the "Company")
Form 10-K for Year Ended September 30, 2008
File No. 001-09109
.
Dear Ms. LaMothe:

This letter is in response to your comment letter dated February 5, 2009.  Comments in your letter are restated herein in bold, followed by our response.

Form 10-K

Item 3 – Legal Proceedings, page 21

1.
We note that the Company, in conjunction with other industry participants is actively seeking a solution to ARS' illiquidity.  This includes issuers restructuring and refinancing the ARS, which has met with some success.  Refer to Exhibit 99.1 of the form 8-K filed on January 5, 2009.  We note that of the $1 billion of ARS approximately $120 million are liquid, or will be called shortly.  In instances where the company has entered into a settlement agreement that meets the definition of a firm commitment as defined in par. 540 of SFAS 133, tell us how you considered SFAS 5 in determining whether a contingency loss will occur in connection with the restructuring and refinancing of the ARS.

At September 30, 2008, neither the company nor any of its affiliates have entered into any form of settlement to repurchase ARS.  The reference to the $120 million ARS which are liquid or being redeemed referenced those positions which are liquid or the issuer has announced they would be redeeming the bonds.

2.	To the extent a settlement has been reached to repurchase the ARS, please tell us how you account for these purchase agreements.

Not applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year ended September 30, 2008 Compared with the Year ended September 30, 2007 – RJBank, page 35

3.
Refer to the first paragraph on page 36.  We note that RJBank experienced some credit quality deterioration in corporate credits in the Residential Acquisition and Development/Homebuilder industry.  We also note that committed exposures to this industry segment have been reduced by more than 40% over the past year.  From your disclosure, it appears that the only exposure to this industry segment is that in relation to the corporate credits.  Please clarify whether there are any other material exposures of risks associated with this industry segment.

RJBank’s exposure to Residential Acquisition and Development (“A&D”) loans, as well as Homebuilder loans, was limited to its corporate portfolio and RJBank has no material exposures outside the corporate portfolio within the industry segment.  RJBank’s retail loan portfolio did not have any exposures to those industries, nor does RJBank provide construction financing for single family homes.

4.	In addition please tell us the factors that led to the reduction of exposures to this industry.

More than 50% of the reduction year over year in the Residential A&D/Homebuilder exposure came from the sale of RJBank’s portion of the syndicated debt of two public homebuilders, due to deterioration in the companies’ credit quality.  The debt was sold at prices that resulted in approximately $1.4 million in losses to RJBank.  Another exposure was fully repaid after the sale of the units in the financed project.  The remainder of the reductions were from commitment reductions and partial pay downs. RJBank is not currently making additional loans to this sector.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 56

Interest Rate Risk, page 57

5.
In future filings describe the type of summarized financial information you are presenting for the prior year.  For example, clarify on page 57 whether you are presenting the average or high values for value-at-risk for the prior year.  Refer to Rule 3-05(a)(3) of Regulation S-K.

The Company will describe the type of summarized financial information it presents for prior periods in future filings.

Note 5 – Bank Loans, net. Page 83

6.
Refer to page 85.  We note that as of September 30, 2008, there were five loans which RJBank considers to be impaired in the corporate loan portfolio for which $37.5 million is included in nonaccrual loans.  We also note that two of these impaired loans totaling $14.5 million were classified as troubled debt restructurings.  Give that you deemed loans to be impaired when it is probable that it will be unable to collect the scheduled payments when due, tell us how you determined that $5 million in reserves is sufficient for these five loans.

Reserves are established for impaired loans in accordance with FAS 114, and represent the estimated loss after determining the fair value for each impaired loan. The loans’ values are calculated based on the present value of projected future cash flows discounted at the loans effective interest rate or the future sale of the underlying real estate collateral at current values. Updated appraisals are obtained at least annually or more frequently as deemed necessary by management.  At September 30, 2008, RJBank determined the $5 million reserve amount was adequate, based on the difference between the remaining loan balance (net of partial charge-offs) and the value of the underlying collateral based on recent appraisals for the five impaired corporate loans.

7.
For purposes of greater transparency, for each loan product line, tell us and consider revising your future filings to disclose your charge-off policy and the approximate average number of days the loans were past due when they were charged for each period presented.

Reserves for residential loans are established based on homogeneous groups with similar credit characteristics, including delinquency status.  Charge-offs are considered on residential loans once the loans are delinquent 90 days or more. A charge off is taken for the difference between the loan amount and the amount that RJBank feels will ultimately be collected, based on the value of the underlying collateral less costs to sell.   Updated collateral valuations are obtained to determine the amounts to be charged off.  The property values are adjusted for anticipated selling costs and the balance is charged-off against reserves.  These loans are periodically evaluated for additional loss exposure and are reviewed in a monthly delinquency meeting jointly administered by Retail Banking and Credit Risk managers. An initial charge off is generally taken when the loan is between 90 and 120 days past-due. Additional charge-offs are taken if the value of the collateral decreases further.

Corporate loans are monitored on an individual basis, and the loan grade is reviewed at least quarterly to ensure the reserves are appropriate. When RJBank determines that it is likely that a corporate loan will not be collected in full, reserves are evaluated in accordance with FAS 114. After consideration of the borrower’s ability to restructure the loan, alternative sources of repayment, and other factors affecting the ability to repay the debt, the portion of the reserve deemed to be a confirmed loss, if any, is charged off. For collateral dependent corporate loans secured by real estate, the amount of the reserve considered a confirmed loss and charged off is generally equal to the difference between the recorded investment in the loan and the appraised value less costs to sell. Appraisals on these impaired loans are updated at least annually and more frequently in certain geographies or at management’s discretion. For other corporate loans, RJBank evaluates all sources of repayment, including the estimated liquidation value of collateral pledged, to arrive at the amount considered to be a loss and charged-off. Similar to Retail Banking, Corporate Banking and Credit Risk managers also hold a monthly meeting to review Watch or worse rated credits.  Additional charge offs are taken when the value of the collateral changes or there is a change in the expected source of repayment. Due to the unique characteristics of individual corporate loans, charge-offs have occurred at various points, with an average number of days past due at charge-off of approximately 90 days.

8.
Reference is made to the tabular presentation of RJBank's outstanding commitments to extend credit included in Note 19 to your financial statements.  We note total outstanding lending commitments increased by approximately 55% over the prior year to $2.7 billion.  Yet your reserve for unfunded loan commitments has only increased by $2.4 million to $9.2 million at year end.  Given the current economic conditions, please clarify how your current reserve addresses the potential deterioration in the value of the loan commitments.  If available, please clarify how the reserve is allocated to the various lending commitments outstanding.

As indicated, unfunded lending commitments did increase by 55% year over year.  The amount of unfunded commitments as of September 30, 2008, included an approximately $400 million commitment to purchase residential first lien whole mortgage loans.  This purchase was subject to RJBank’s due diligence on the pool, which process included our right to unilaterally exclude loans from the pool that did not meet our stipulated requirements, including credit quality and collateral value.  Based on this type of purchase being subject to due diligence and exclusions, RJBank does not consider these loan purchase commitments in their reserve calculations until they are closed.  When excluding this item from the unfunded commitments, said commitments increased by approximately 32% year over year.  This compares favorably to an increase in reserves for unfunded commitments of approximately 35% year over year.

RJBank reserves for its unfunded commitments based upon product type and expected funding probabilities for fully binding commitments.  This will provide some reserve variability over different periods depending upon the product type mix of the loan portfolio at the time and future funding expectations.  Impaired loans which have unfunded lending commitments are analyzed in conjunction with the FAS 114 impaired reserve process as detailed in our response to Question 6 above.

Note 6 – Variable Interest Entities, page 88

9.
Based on your disclosure, we note that your wholly owned sub RJTCF is the managing member or general partner in tax credit housing funds considered to be VIEs.  We also note that you concluded that RJTCF is the primary beneficiary in only one fifth of these tax credit housing funds.  Please describe the structure of the remaining tax credit housing funds and what provisions differ that resulted in your conclusion that your managing member or general partner interest was not the primary beneficiary.

The Company’s determination of the primary beneficiary of each variable interest entity (“VIE”) requires judgment and is based on an analysis of all relevant facts and circumstances, including: (1) the existence of a principal-agency relationship between investor member(s) and managing member, (2) the relationship and significance of the activities of the VIE to each member, (3) each member’s exposure to the expected losses of the VIE, and (4) the design of the VIE. In the design of tax credit fund VIEs, the overriding premise is that the investor members invest solely for tax attributes associated with the portfolio of low income housing properties held by the VIE, while the managing member, RJTCF, is responsible for overseeing the operations of the VIE. The structure of each VIE is substantially the same.  RJTCF is the managing member or general partner in the tax credit housing funds, which are organized as limited liability companies or limited partnerships.  The determination of whether RJTCF is the primary beneficiary is primarily dependent upon each respective members’ ownership interest in the VIE. In instances where there is a single investor member that holds 50% or more of the total investor member tax attributes, the managing member, RJTCF, is not deemed to be the primary beneficiary of such VIEs given that one investor member has the majority of the exposure to the expected losses of the VIE. Conversely, for those tax credit fund VIEs where there is not one single investor member holding a 50% or more interest in the tax attributes, then the managing member, RJTCF, is deemed to be the primary beneficiary of such tax credit fund VIEs.

*  *  *  *

On behalf the Company, I acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jeffrey P. Julien
Jeffrey P. Julien
SVP & Chief Financial Officer
Raymond James Financial, Inc.
880 Carillon Parkway
Saint Petersburg, FL 33716